UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Notice of Annual General Meeting

On June 7, 2023, TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) issued notice of the Company’s Annual General Meeting, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K. The Company’s Annual General Meeting will be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom on June 29, 2023 at 15:00 (UK time). Furnished (i) as Exhibit 99.2 to this Current Report on Form 6-K is the Form of Proxy for the Bank of New York Mellon (the “Depositary”), (ii) as Exhibit 99.3 to this Current Report on Form 6-K is the Voting Instruction Form for holders of American Depositary Shares (“ADSs”) and (iii) as Exhibit 99.4 to this Current Report on Form 6-K are the Voting Instructions for holders of American Depositary Shares.

Shareholders of record as of 17:00 p.m (Eastern Standard time) on June 1, 2023 are entitled to vote at the Meeting. The Company’s holders of ADSs are not shareholders of record, but, under the terms of the Depositary Agreement between the Company, the Depositary and the ADS holders, they will be able to vote by proxy ahead of the meeting, before 12:00 p.m. Eastern Standard Time on June 23, 2023.

INDEX TO EXHIBITS

Number	Description
99.1	Notice of Annual General Meeting.
99.2	Form of Proxy for the Depositary.
99.3	Voting Instruction Form for holders of American Depositary Shares.
99.4	Voting Instructions for holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

Date: June 7, 2023	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer